SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2011

Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                   No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: November 10, 2011	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                        Press Release

CAE reports second quarter financial results for fiscal year 2012

  Quarterly revenue $433.5 million compared to $388.0 million in prior year

  Earnings per share of $0.15 ($0.16 excluding special items) compared to $0.15 in prior year

  Combined Civil segment operating margin of 20% and combined Military of 15.0%

  1.30x quarterly book-to-sales and a 14% increase in order backlog to C$3.6 billion

Montreal, Canada, November 10, 2011 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2011. Net income attributable to equity holders of the company was C$38.4 million (C$0.15 per share) this quarter, compared to C$39.1 million (C$0.15 per share) last year. Excluding C$8.4 million (C$2.7 million after tax) of business acquisition and integration charges, net income attributable to equity holders of the company would have been C$41.1 million (C$0.16 per share). All financial information is in Canadian dollars.

Revenue for the quarter was $433.5 million, 12% higher than $388.0 million in the second quarter last year.

“Demand for our Civil aviation training products and services was strong in all regions this quarter and we signed a number of key contracts in defence, adding to our healthy $3.6 billion backlog”, said Marc Parent, CAE’s President and Chief Executive Officer. “This quarter also marked a turning point in the development of our New Core markets segment, which is now on track to generate over $120 million of revenue next fiscal year and to become profitable.”

Second quarter operating profit(1) was $63.9 million, or 14.7% of revenue. Excluding $8.4 million business acquisition and integration charges, operating profit would have been $72.3 million.

Summary of consolidated results
(amounts in millions, except for operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$433.5	427.9	465.6	410.8	388.0
Operating profit		$63.9	72.0	77.8	70.3	68.8
As a % of revenue	%	14.7	16.8	16.7	17.1	17.7
Net income attributable to equity holders of
the company		$38.4	43.1	45.5	38.5	39.1
Backlog		$3,648.2	3,463.2	3,449.0	3,224.9	3,199.9

Civil segments

Revenue for our combined Civil segments increased 22% in the second quarter to $211.7 million compared to $172.9 million last year. Operating profit was $42.3 million (20.0% of revenue) compared to $31.5 million (18.2% of revenue) last year.

Civil market activity continued to be strong in the second quarter in all regions with eight full-flight simulator orders for customers in both emerging and legacy markets. We signed training services contracts expected to generate $245.5 million in future revenue, including long term agreements with airline customers in Asia and South America. Our Emirates-CAE Flight Training joint venture announced that it will open a second training centre in Dubai, and we also announced that CAE is initiating pilot training in the Czech Republic to serve customers in Eastern Europe.

We received $336.9 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.59x. The ratio for the last 12 months was 1.35x.

Training & Services/Civil (TS/C)
(amounts in millions except operating margins, RSEU and
FFSs deployed)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$119.1	124.0	121.0	113.2	109.9
Segment operating income		$27.6	35.5	25.3	24.2	23.6
Operating margins	%	23.2	28.6	20.9	21.4	21.5
Backlog		$1,125.4	970.5	986.5	774.2	695.3
RSEU		139	137	132	132	131
FFS deployed		165	160	156	152	151

Simulation Products/Civil (SP/C)
(amounts in millions except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$92.6	86.1	76.2	66.7	63.0
Segment operating income		$14.7	9.7	9.4	7.9	7.9
Operating margins	%	15.9	11.3	12.3	11.8	12.5
Backlog		$340.6	341.1	303.8	324.3	304.7

Military segments

Revenue for CAE’s combined Military segments decreased 3% in the second quarter to $201.5 million compared to $207.0 million last year. Operating profit was $30.2 million (15.0% of revenue), compared to $38.6 million (18.6% of revenue) last year.

During the quarter, CAE was awarded contracts to design and manufacture seven simulators for the United States military and a customer in the Middle East. We were awarded a contract to upgrade the US Air Force’s KC-135 tanker simulators, as well as deliver the second year of training services, as part of a 10-year Aircrew Training System program, which CAE USA leads as prime contractor. We won a contract to provide two simulators to the US Navy for joint, network-centric warfare training. In Europe, we were awarded a contract to perform upgrades on the German Air Force’s Tornado simulators as well as a contract to provide maintenance and support services on Eurofighter simulators.

Combined Military orders in the quarter totaled $206.2 million for a book-to-sales ratio of 1.02x. The ratio for the last 12 months was 0.98x. In addition to CAE’s combined military backlog of $2.2 billion at September 30, 2011, CAE’s unfunded military backlog(2) was $280.2 million.

Simulation Products/Military (SP/M)
(amounts in millions except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$136.0	135.2	179.3	153.7	137.2
Segment operating income		$20.9	18.8	34.0	28.6	25.1
Operating margins	%	15.4	13.9	19.0	18.6	18.3
Backlog		$907.4	897.8	888.7	883.0	922.2

Training & Services /Military (TS/M)
(amounts in millions except operating margins)		Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue		$65.5	71.2	78.0	66.1	69.8
Segment operating income		$9.3	10.6	12.0	10.9	13.5
Operating margins	%	14.2	14.9	15.4	16.5	19.3
Backlog		$1,274.8	1,253.8	1,270.0	1,243.4	1,277.7

New Core Markets

Revenue for New Core Markets was $20.3 million compared to $8.1 million last year. Operating loss was $8.6 million, which includes $8.4 million of charges related to the acquisition and integration of Medical Education Technologies, Inc. (METI). This compares to a loss of $1.3 million last year.

CAE Healthcare acquired METI for US$130 million, establishing CAE as the market leader in technology-based simulation for healthcare education, and providing us with a comprehensive line of patient simulators. We also acquired products and technology from Haptica to enhance our capabilities and broaden our surgical simulation offering. During the quarter we sold products including certain of our surgical, medical imaging and human patient solutions to customers including the Madigan and Ft. Bragg Womack Army Medical Centres in the US; New York University and Western Carolina University.

In CAE Mining, we sold geological modeling, mine planning systems and professional services to customers including JSC Polymetal in Russia, Yamana Gold Inc. in Brazil, and Negociación Minera Santa Maria de la Paz y Anexas S.A. de C.V. in Mexico.

New Core Markets (NCM)
(amounts in millions)	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011
Revenue	$20.3	11.4	11.1	11.1	8.1
Segment operating income (loss)	$(8.6)	(2.6)	(3.9)	(1.3)	(1.3)

Additional financial highlights

Income taxes this quarter were $10.3 million representing an effective tax rate of 21%, compared to 27% last year. The decrease was mainly attributable to the recognition of previously unrecognized tax assets resulting from net operating losses in the U.S., which was triggered by our acquisition of METI this quarter. Excluding that element, the income tax expense this quarter would have been $13.5 million, representing an effective tax rate of 28%.

Free cash flow(3) was $109.3 million this quarter due mainly to a $67.3 million favourable change in non-cash working capital.

Capital expenditures totalled $46.7 million this quarter, including $35.8 million in support of our growth initiatives and the balance for maintenance.

Net debt(4) was $618.8 million as at September 30, 2011 compared with $520.5 million as at June 30, 2011. The increase of $98.3 million was mainly due to additional debt obligations undertaken to finance our acquisition of METI.

CAE will pay a dividend of $0.04 per share on December 30, 2011 to shareholders of record at the close of business on December 15, 2011.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/Q2FY12.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended September 30, 2011 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q2 FY2012

CAE will host a conference call focusing on fiscal year 2012 second quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586-3392 or + 1 416 981-9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs more than 7,500 people at more than 100 sites and training locations in more than 20 countries. Through CAE’s global network of 33 civil aviation, military and helicopter training centres, the company trains more than 80,000 crewmembers yearly. CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, professional services and in-service support. The company aims to apply its simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is now leveraging its simulation capabilities in new markets such as healthcare and mining. www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2011. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of November 10, 2011 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/ indefinite-quantity (IDIQ) contracts.

(3) Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from sale of property, plant and equipment.

(4) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2011	2011
Assets
Cash and cash equivalents	$227.1	$276.4
Accounts receivable	308.1	296.8
Contracts in progress : assets	245.4	230.5
Inventories	142.5	124.3
Prepayments	42.1	43.5
Income taxes recoverable	80.6	58.8
Derivative financial assets	7.9	18.9
Total current assets	$1,053.7	$1,049.2
Property, plant and equipment	1,291.7	1,211.0
Intangible assets	539.4	375.8
Deferred tax assets	27.1	20.7
Derivative financial assets	8.3	11.6
Other assets	162.5	149.0
Total assets	$3,082.7	$2,817.3

Liabilities and equity
Accounts payable and accrued liabilities	$528.5	$551.9
Provisions	21.6	20.9
Income taxes payable	8.2	12.9
Contracts in progress : liabilities	114.9	125.8
Current portion of long-term debt	125.7	86.2
Derivative financial liabilities	28.1	12.4
Total current liabilities	$827.0	$810.1
Provisions	10.0	10.4
Long-term debt	720.2	574.0
Royalty obligations	152.3	161.6
Employee benefits obligations	105.0	62.8
Deferred gains and other non-current liabilities	188.7	187.6
Deferred tax liabilities	71.4	64.5
Derivative financial liabilities	14.9	13.4
Total liabilities	$2,089.5	$1,884.4
Equity
Share capital	$447.0	$440.7
Contributed surplus	18.6	17.1
Other reserves	13.3	(9.8)
Retained earnings	494.9	466.4
Equity attributable to equity holders of the Company	$973.8	$914.4
Non-controlling interests	19.4	18.5
Total equity	$993.2	$932.9
Total liabilities and equity	$3,082.7	$2,817.3

Consolidated Income Statement

(Unaudited)	Three months ended		Six months ended
(amounts in millions of Canadian dollars,		September 30		September 30
except per share amounts)	2011	2010	2011	2010

Revenue	$433.5	$388.0	$861.4	$754.4
Cost of sales	296.0	258.8	584.3	496.2
Gross profit	$137.5	$129.2	$277.1	$258.2
Research and development expenses	15.9	9.8	31.1	22.4
Selling, general and administrative expenses	59.8	55.2	122.1	111.4
Other (gains) losses - net	(2.1)	(4.6)	(12.0)	(10.1)
Operating profit	$63.9	$68.8	$135.9	$134.5
Finance income	(2.3)	(1.1)	(3.5)	(2.1)
Finance expense	17.2	16.1	33.3	31.3
Finance expense - net	$14.9	$15.0	$29.8	$29.2
Earnings before income taxes	$49.0	$53.8	$106.1	$105.3
Income tax expense	10.3	14.4	23.9	29.3
Net income	$38.7	$39.4	$82.2	$76.0

Attributable to:
Equity holders of the Company	$38.4	$39.1	$81.5	$76.3
Non-controlling interests	0.3	0.3	0.7	(0.3)
	$38.7	$39.4	$82.2	$76.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic	$0.15	$0.15	$0.32	$0.30
Diluted	0.15	0.15	0.32	0.30

Consolidated Statement of Comprehensive Income

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2011	2010	2011	2010
Net income	$38.7	$39.4	$82.2	$76.0
Other comprehensive income (loss)
Foreign currency translation adjustment
Net currency translation difference on the translation of financial
statements of foreign operations	$59.4	$8.3	$58.5	$26.6
Net change in (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(12.3)	3.3	(11.5)	(0.9)
Income taxes	1.9	(0.4)	1.9	(0.4)
	$49.0	$11.2	$48.9	$25.3
Net changes in cash flow hedge
Effective portion of changes in fair value of cash flow hedges	$(25.9)	$(3.5)	$(27.9)	$(7.8)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(2.1)	2.8	(6.6)	(5.6)
Income taxes	7.6	0.3	8.9	4.0
	$(20.4)	$(0.4)	$(25.6)	$(9.4)
Defined benefit plan actuarial losses adjustment
Defined benefit plan actuarial losses	$(42.1)	$(3.4)	$(44.8)	$(8.0)
Income taxes	11.7	0.9	12.4	2.1
	$(30.4)	$(2.5)	$(32.4)	$(5.9)
Other comprehensive (loss) income	$(1.8)	$8.3	$(9.1)	$10.0
Total comprehensive income	$36.9	$47.7	$73.1	$86.0
Total comprehensive income (loss) attributable to:
Equity holders of the Company	$36.4	$47.4	$72.2	$86.1
Non-controlling interests	0.5	0.3	0.9	(0.1)
Total comprehensive income	$36.9	$47.7	$73.1	$86.0

Consolidated Statement of Changes in Equity

(Unaudited)				Attributable to equity holders of the Company
six months ended September 30, 2011		Common shares					Non-
(amounts in millions	Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income	-	-	-	-	81.5	81.5	0.7	82.2
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	48.7	-	48.7	0.2	48.9
Net changes in cash flow hedge	-	-	-	(25.6)	-	(25.6)	-	(25.6)
Defined benefit plan actuarial losses adjustment	-	-	-	-	(32.4)	(32.4)	-	(32.4)
Total comprehensive income	-	$-	$-	$23.1	$49.1	$72.2	$0.9	$73.1
Stock options exercised	270,750	2.0	-	-	-	2.0	-	2.0
Optional cash purchase	495	-	-	-	-	-	-	-
Stock dividends	322,776	3.6	-	-	(3.6)	-	-	-
Transfer upon exercise of stock options	-	0.7	(0.7)	-	-	-	-	-
Share-based payments	-	-	2.2	-	-	2.2	-	2.2
Dividends	-	-	-	-	(17.0)	(17.0)	-	(17.0)
Balances, end of period	257,558,777	$447.0	$18.6	$13.3	$494.9	$973.8	$19.4	$993.2

(Unaudited)				Attributable to equity holders of the Company
six months ended September 30, 2010		Common shares					Non-
(amounts in millions	Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period	256,516,994	$436.3	$14.2	$11.4	$338.5	$800.4	$18.0	$818.4
Net income	-	-	-	-	76.3	76.3	(0.3)	76.0
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	25.1	-	25.1	0.2	25.3
Net changes in cash flow hedge	-	-	-	(9.4)	-	(9.4)	-	(9.4)
Defined benefit plan actuarial losses adjustment	-	-	-	-	(5.9)	(5.9)	-	(5.9)
Total comprehensive income	-	$-	$-	$15.7	$70.4	$86.1	$(0.1)	$86.0
Stock options exercised	80,925	0.6	-	-	-	0.6	-	0.6
Stock dividends	25,393	0.3	-	-	(0.3)	-	-	-
Transfer upon exercise of stock options	-	0.2	(0.2)	-	-	-	-	-
Share-based payments	-	-	2.5	-	-	2.5	-	2.5
Acquisition of non-controlling interests	-	-	-	-	(0.2)	(0.2)	(0.2)	(0.4)
Dividends	-	-	-	-	(17.7)	(17.7)	-	(17.7)
Balances, end of period	256,623,312	$437.4	$16.5	$27.1	$390.7	$871.7	$17.7	$889.4

The total of retained earnings and other reserves for the six months ended September 30, 2011 was $508.2 million ($417.8 million as at September 30, 2010).

Consolidated Statement of Cash Flows

(Unaudited)
six months ended September 30
(amounts in millions of Canadian dollars)	2011	2010
Operating activities
Net income	$82.2	$76.0
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	44.6	41.7
Amortization of intangible and other assets	14.5	11.1
Financing cost amortization	0.8	0.9
Deferred income taxes	13.6	12.3
Investment tax credits	(8.4)	(2.9)
Share-based payments	0.5	11.5
Defined benefit pension plans	(4.5)	0.3
Amortization of other non-current liabilities	(4.9)	(3.5)
Other	(4.3)	(0.4)
Changes in non-cash working capital	(92.7)	(116.7)
Net cash provided by operating activities	$41.4	$30.3
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(126.1)	$(19.6)
Joint venture, net of cash and cash equivalents acquired	(26.8)	(1.9)
Capital expenditures from property, plant and equipment	(77.2)	(51.9)
Proceeds from disposal of property, plant and equipment	27.2	1.3
Capitalized development costs	(18.7)	(8.6)
ERP and other software	(8.5)	(7.1)
Other	(0.5)	(1.7)
Net cash used in investing activities	$(230.6)	$(89.5)
Financing activities
Net borrowing under revolving unsecured credit facilities	$14.2	$-
Net effect of current financial assets program	(7.7)	-
Proceeds from long-term debt, net of transaction costs	170.5	13.4
Repayment of long-term debt	(16.7)	(13.2)
Repayment of finance lease	(11.1)	(22.6)
Dividends paid	(17.0)	(17.7)
Common stock issuance	2.0	0.6
Other	(0.6)	(8.6)
Net cash provided by (used in) financing activities	$133.6	$(48.1)
Net decrease in cash and cash equivalents	$(55.6)	$(107.3)
Cash and cash equivalents, beginning of period	276.4	312.9
Effect of foreign exchange rate changes on cash
and cash equivalents	6.3	3.0
Cash and cash equivalents, end of period	$227.1	$208.6
Supplemental information:
Interest paid	$21.8	$17.2
Interest received	2.2	1.6
Income taxes paid	21.0	7.7